Exhibit 99
	For Release:	May 6, 2020

	Investor Contact:	Vince Meyer
218-723-3952
NEWS		vmeyer@allete.com

ALLETE, Inc. reports first quarter earnings of $1.28 per share
Temporarily suspending 2020 guidance due to uncertainties with COVID-19

DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported first quarter 2020 earnings of $1.28 per share on net income of $66.3 million. Last year’s results were $1.37 per share on net income of $70.5 million. Results in the first quarter of 2019 included a 19 cent per share gain from the sale of U.S. Water Services offset by 2 cents per share of U.S. Water Services operating results prior to the sale.

“This is a challenging time for everyone, and our priority is ensuring the safety of our employees, our families, our customers, and our communities, while we continue to provide the safe and reliable energy and water services that have never been more essential than they are today,” said ALLETE President and Chief Executive Officer Bethany Owen. “Although results from the first quarter of the year were in-line with our expectations, these results may not be indicative of the remainder of the year, as we cannot predict at this time the extent and duration of the effects of COVID-19 on our results of operations for the rest of 2020.”

“ALLETE’s businesses performed as expected in the first quarter, are fundamentally sound and have ample liquidity to meet our needs, including but not limited to significant growth related investments during the year. Because of the broad economic uncertainties related to COVID-19 and the potential financial impact, especially on our regulated business segment, at this time, we are unable to provide a sufficiently reliable update to our 2020 earning guidance, and accordingly we are temporarily suspending our 2020 guidance. We will continue to assess the impacts of the COVID-19 pandemic on the results of our operations, and may be able to better quantify the impacts in the second half of the year.” said ALLETE Senior Vice President and Chief Financial Officer Bob Adams.

ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power (SWL&P) and the Company’s investment in the American Transmission Co., recorded net income of $57.5 million, compared to $51.5 million in the first quarter of 2019. Earnings reflect higher net income at Minnesota Power primarily due to the implementation of interim rates on January 1, 2020, increased cost recovery rider revenue and year over year benefits of adopting a new fuel adjustment methodology in 2020. These increases were partially offset by higher expenses and lower kilowatt-hour sales to residential, commercial and municipal customers. Net income at SWL&P decreased from last year due to lower gas and kWh sales to commercial and residential customers as a result of warmer winter temperatures in 2020 compared to 2019.

ALLETE Clean Energy recorded first quarter 2020 net income of $11.7 million compared to $5.8 million in 2019. Net income in 2020 included $2.3 million of additional production tax credits generated compared to 2019, higher revenue resulting from higher wind resources and availability, and earnings from the Glen Ullin wind energy facility which commenced operations in December 2019. Net income in 2020 also included additional income tax benefit which varies quarter to quarter based on an estimated effective tax rate.

Corporate and Other businesses, which include BNI Energy and ALLETE Properties, recorded a net loss of $2.9 million in 2020 compared to net income of $14.3 million in 2019. Net income in 2019 included a gain on the sale of U.S. Water Services of $9.9 million after-tax. Net income in 2020 included lower earnings from marketable equity securities held in certain benefit trusts. Net income in 2020 also reflected additional income tax expense which varies quarter to quarter based on an estimated annual effective tax rate.

Details of the Company’s outlook and status of 2020 earnings guidance were filed as part of today’s Form 8-K filing.

Live Webcast on May 6, 2020; 2020 guidance slides posted on company website

ALLETE’s earnings conference call will be at 10:00 a.m. (EST), May 6, 2020, at which time management will discuss the first quarter of 2020 financial results and 2020 earnings guidance. Interested parties may listen live by calling 877-303-5852, pass code 7062128, ten minutes prior to the start time, or may listen to the live audio-only webcast accompanied by guidance slides, which will be available on ALLETE’s Investor Relations website http://investor.allete.com/events-presentations. A replay of the call will be available through May 11, 2020 by calling (855) 859-2056, pass code 7062128. The webcast will be accessible for one year at www.allete.com.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, BNI Energy in Bismarck, N.D., and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Three Months Ended
	March 31,
	2020	2019
Operating Revenue
Contracts with Customers – Utility	$265.3	$282.2
Contracts with Customers – Non-utility	43.5	72.1
Other – Non-utility	2.8	2.9
Total Operating Revenue	311.6	357.2
Operating Expenses
Fuel, Purchased Power and Gas – Utility	89.0	109.8
Transmission Services – Utility	18.5	18.3
Cost of Sales – Non-utility	16.9	30.6
Operating and Maintenance	61.0	76.2
Depreciation and Amortization	53.4	51.9
Taxes Other than Income Taxes	12.6	13.6
Total Operating Expenses	251.4	300.4
Operating Income	60.2	56.8
Other Income (Expense)
Interest Expense	(15.7)	(16.5)
Equity Earnings	5.2	5.6
Gain on Sale of U.S. Water Services	—	20.1
Other	1.0	7.4
Total Other Income (Expense)	(9.5)	16.6
Income Before Income Taxes	50.7	73.4
Income Tax Expense (Benefit)	(13.8)	2.9
Net Income	$64.5	$70.5
Net Loss Attributable to Non-Controlling Interest	(1.8)	—
Net Income Attributable to ALLETE	$66.3	$70.5
Average Shares of Common Stock
Basic	51.7	51.6
Diluted	51.8	51.7
Basic Earnings Per Share of Common Stock	$1.28	$1.37
Diluted Earnings Per Share of Common Stock	$1.28	$1.37
Dividends Per Share of Common Stock	$0.6175	$0.5875

Consolidated Balance Sheet
Millions - Unaudited

	Mar. 31,	Dec. 31,		Mar. 31,	Dec. 31,
	2020	2019		2020	2019
Assets			Liabilities and Equity
Cash and Cash Equivalents	$67.0	$69.3	Current Liabilities	$623.1	$507.4
Other Current Assets	207.8	200.2	Long-Term Debt	1,399.9	1,400.9
Property, Plant and Equipment – Net	4,496.3	4,377.0	Deferred Income Taxes	207.0	212.8
Regulatory Assets	423.8	420.5	Regulatory Liabilities	566.4	560.3
Equity Investments	225.7	197.6	Defined Benefit Pension and Other Postretirement Benefit Plans	161.4	172.8
Other Non-Current Assets	198.9	218.2	Other Non-Current Liabilities	288.7	293.0
			Equity	2,373.0	2,335.6
Total Assets	$5,619.5	$5,482.8	Total Liabilities and Equity	$5,619.5	$5,482.8

	Three Months Ended
ALLETE, Inc.	March 31,
Income (Loss)	2020	2019
Millions
Regulated Operations	$57.5	$51.5

ALLETE Clean Energy	11.7	5.8
U.S. Water Services	—	(1.1)

Corporate and Other	(2.9)	14.3
Net Income Attributable to ALLETE	$66.3	$70.5
Diluted Earnings Per Share	$1.28	$1.37

Statistical Data
Corporate
Common Stock
High	$84.71	$84.26
Low	$50.01	$72.50
Close	$60.68	$82.23
Book Value	$43.85	$42.59

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	321	349
Commercial	352	366
Industrial	1,902	1,814
Municipal	156	203
Total Retail and Municipal	2,731	2,732
Other Power Suppliers	822	822
Total Regulated Utility Kilowatt-hours Sold	3,553	3,554

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal Electric Revenue
Residential	$36.4	$39.7
Commercial	35.3	36.5
Industrial	118.0	120.6
Municipal	10.3	15.4
Total Retail and Municipal Electric Revenue	200.0	212.2
Other Power Suppliers	38.3	39.4
Other (Includes Water and Gas Revenue)	27.0	30.6
Total Regulated Utility Revenue	$265.3	$282.2

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.